

Mail Stop 4561

April 5, 2017

Amer Samad
Chief Executive Officer
Original Source Entertainment, Inc.
24 Turnberry Drive
Williamsville, NY 14221

> **Re: Original Source Entertainment, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 27, 2017**
> **File No. 000-54716**

Dear Mr. Samad:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 9 that increasing your authorized capital stock "will facilitate the Proposed Transaction" to acquire NeuroOne as an indirect wholly-owned subsidiary via a share exchange. Please revise your Information Statement to provide the disclosure required by Item 14 of Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C, or tell us why you believe this disclosure is not necessary. Refer to Note A to Schedule 14A.

2.   You state on page 6 that you are not a shell company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934. We note, however, that you have identified yourself as a shell company as well as a blank check company, as defined by Rule 419(a)(2) of the Securities Act of 1933, in your most recent Forms 10-Q. Please remove the disclaimer that you are not a shell company from your information statement or advise.

Action #4 Reincorporation in Delaware

Changes to Stockholder Rights Before and After Reincorporation, page 14

3.   You state that your summary addresses "certain changes" to your Articles of Incorporation and bylaws as well as material differences between the NRS and DGCL, but that your summary does not purport to be complete.   Please confirm, and revise as necessary to clarify, that you have disclosed all material differences between your charter documents after giving effect to the reincorporation.

4.   In addition to the table beginning on page 20 outlining the differences in stockholder rights after the reincorporation, please consider adding a narrative discussion summarizing the ways in which the reincorporation impacts shareholder rights by limiting their rights, increasing the burden to shareholders, or otherwise negatively impacting shareholder rights.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3457 with any questions.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel
                                                Office of Information
                                                Technologies and Services

cc: Stephen E. Fox
        Michael Williams
        Ruskin Moscou Faltischek, P.C.